27 CERTIFICATES OF QUALIFIED PERSONS

27.1 Pierre Desautels, P.Geo.

I, Pierre Desautels, P.Geo, of Barrie, Ontario, do hereby certify that as one of the qualified persons (QP) of this technical report, Updated Technical Report on the NorthMet Deposit dated October 12, 2012, amended January 14, 2013; I hereby make the following statements:

- I am a Principal Geologist with AGP Mining Consultants Inc., with a business address at 92 Caplan Avenue, Suite 246, Barrie, Ontario, L4N 0Z7.
- I am a graduate of Ottawa University (B.Sc. Hons., 1978).
- I am a member in good standing of the Association of Professional Geoscientists of Ontario, Registration #1362.
- I have practiced my profession in the mining industry continuously since graduation.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- My relevant experience with respect to resource modeling includes 30 years' experience in the mining sector covering database, mine geology, grade control, and resource modeling. I was involved in numerous projects around the world in both base metals and precious metals deposits.
- I visited the project site from March 21 to March 23, 2007, and again from August 27 to August 29, 2007, for a period of six days in total.
- I am responsible for Sections 1.2, 1.3, the resource portion of Section 1.4 and the geology, exploration and resource portion of Section 1.8, and complete Sections 2, 3, 4.1 and complete Sections 5 through 12, Section 14, 23, 24 and the portions of Section 25 and 26 related to geology, exploration and resources of the technical report titled "Updated Technical Report on the NorthMet Deposit".
- As of the date of this Certificate, to the best of my knowledge, information, and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am independent of the issuer, PolyMet Mining Corp. as defined by Section 1.5 of the Instrument.
- I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 14th day of January 2013, at Barrie, Ontario.

Pierre Desautels, P.Geo.

PROFESSIONAL GEOSCIENTISTS
PIERRE DESAUTELS
PRACTISING MEMBER
1362
ONTARIO